UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Snap-On Incorporated

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

83303410

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 83303410	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) First Manhattan Co. 13-1957714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,400
	8	SHARED VOTING POWER 4,471,397
	9	SOLE DISPOSITIVE POWER 284,400
	10	SHARED DISPOSITIVE POWER 4,781,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,065,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) BD, IA, PN

                First Manhattan Co. (“FMC”) hereby amends and supplements its statement on Schedule 13D with respect to the common stock, $1 par value (the “Common Stock”), of Snap-On Incorporated, a Delaware corporation (the “Issuer”). Except as amended and supplemented hereby, the information in the original Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

                As of April 25, 2001, FMC beneficially owned an aggregate of 5,065,491 shares of Common Stock of the Issuer, or 7.9% of the 64,238,603 shares of Common Stock of the Issuer that were outstanding as of February 26, 2001. Such 5,065,491 shares beneficially owned by FMC include 494,900 shares owned by general partners of FMC, as to which FMC had sole voting power and sole dispositive power with respect to 222,900 shares, shared voting power with respect to 97,500 shares and shared dispositive power with respect to 272,000 shares, and 4,570,591 shares owned by customers of FMC for whom FMC was authorized to vote or to exercise investment discretion, as to which FMC had sole voting power and sole dispositive power with respect to 61,500 shares, shared voting power with respect to 4,373,897 shares and shared dispositive power with respect to 4,509,091 shares. The general partners and customers of FMC that owned such shares had shared voting power and shared dispositive power with respect to the shares owned by them and the sole right to receive dividends and the proceeds of sale of such shares. None of such general partners or customers had shared voting power or shared dispositive power with respect to 5% or more of the outstanding shares of the class.

                The number of shares of Common Stock outstanding as of February 26, 2001 includes 57,795,506 shares which the Issuer reported as outstanding as of that date on the cover page of its Form 10-K report for the year ended December 30, 2000 and 6,443,097 shares which were owned by a Grantor Stock Trust at December 31, 2000, according to a statement on Schedule 13G filed by the Trust on March 22, 2001. Although the Issuer did not include such 6,443,097 shares as outstanding for purposes of the cover page of the Form 10-K report, the Issuer claims that such shares are entitled to be voted at stockholders’ meetings and may be sold by the Trustee of the Grantor Stock Trust under certain circumstances, and accordingly FMC believes that such shares should be considered outstanding for purposes of calculating the percentage of the class of securities with respect to which FMC has voting power or dispositive power.

                Set forth on Schedule I hereto are transactions effected by FMC during the sixty days preceding the filing of this statement in Common Stock of the Issuer with respect to which FMC may be deemed to be or to have been a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934. All of such transactions were for the accounts of customers of FMC.

Page 3 of 6 Pages

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2001

/s/ Neal K. Stearns

Neal K. Stearns, Esq. General Partner First Manhattan Co.

Page 4 of 6 Pages

                                                                      Schedule I

Date of Transaction     Purchase or Sale     Number of Shares    Price per share

02/23/2001                   Sale                    300               $ 27.89
03/01/2001                   Sale                    200                 28.52
03/02/2001                   Sale                    500                 29.52
03/05/2001                   Sale                 10,000                 30.15
03/06/2001                   Sale                  5,000                 30.375
03/07/2001                   Sale                  1,900                 30.1053
03/07/2001                   Sale                  5,000                 30.5328
03/08/2001                   Sale                 18,400                 30.6308
03/09/2001                   Sale                  5,000                 30.302
03/13/2001                   Sale                  2,000                 29
03/20/2001                   Sale                  1,700                 29.7612
03/21/2001                   Sale                  2,000                 29.1
03/26/2001                   Sale                  4,000                 28.79
03/27/2001                   Sale                    200                 28.39
03/27/2001                   Sale                  6,000                 28.4
03/28/2001                   Purchase                600                 28.16
03/28/2001                   Sale                 12,000                 28.25
03/29/2001                   Sale                    500                 28.19
03/30/2001                   Sale                 20,000                 29.07
04/02/2001                   Sale                 12,150                 29.25
04/02/2001                   Sale                  2,000                 29.6
04/04/2001                   Sale                  1,000                 29
04/05/2001                   Sale                    900                 29.05

Page 5 of 6 Pages

Date of Transaction     Purchase or Sale     Number of Shares    Price per share

04/06/2001                   Purchase                500                 29.95
04/06/2001                   Sale                 33,000                 29.9556
04/09/2001                   Sale                 36,000                 29.6675
04/10/2001                   Sale                 30,000                 29.7371
04/10/2001                   Sale                  1,500                 29.97
04/10/2001                   Sale                 10,000                 30.03
04/11/2001                   Sale                 10,000                 29
04/11/2001                   Sale                 20,000                 29.0541
04/11/2001                   Sale                    200                 30.06
04/12/2001                   Sale                 10,000                 29.79
04/16/2001                   Sale                  2,000                 29.54
04/16/2001                   Sale                 10,000                 29.66
04/17/2001                   Sale                 10,000                 29.75
04/17/2001                   Sale                 10,000                 29.88
04/18/2001                   Sale                182,600                 30.6622
04/18/2001                   Sale                    700                 31.13
04/19/2001                   Sale                 48,000                 30.2734
04/20/2001                   Sale                    200                 30.11
04/20/2001                   Sale                  4,000                 30.5065
04/24/2001                   Sale                  2,100                 29.7
04/24/2001                   Sale                 11,000                 30.05
04/25/2001                   Sale                  1,000                 29

Page 6 of 6 Pages